350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268
Telephone: 954-991-5420
Facsimile: 844-670-6009
http://www.dickinsonwright.com
Clint J. Gage
CGage@dickinsonwright.com
954-991-5425

August 15, 2024

Aisha Adegbuyi
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Worthy Property Bonds, Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A
Filed July 17, 2024
File No. 024-11563

Dear Ms. Adegbuyi:

We serve as counsel to Worthy Property Bonds, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated July 31, 2024, on behalf of the Company. Where applicable, revisions were made to the Company’s Offering Statement, which has been filed as Amendment 3 (the “Amendment”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Post-Qualification Amendment to Offering Statement on Form 1-A

General

1. We note your response to prior comment 1. Please revise your risk factor disclosure to specifically address the risks relating to the failure to file supplements or post qualification amendments disclosing the change in the rate paid on the notes, in compliance with Regulation A when required.

Response:

In Amendment 3 The Company has revised its risk factor disclosure to further address the risks relating to the failure to file supplements or post qualification amendments disclosing the change in the rate paid on the notes, in compliance with Regulation A when required, as follows:

The Company may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports, and post-qualification amendments and supplements.

The SEC requires Regulation A issuers to file certain reports, supplements and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; and post-qualification amendments or supplements are required to be filed to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Any failure to timely file the foregoing could result in SEC fines, penalties, or other enforcement actions, including, in certain circumstances, to a rescission offering, which could potentially negatively impact the financial status of the company involved, and any investments therein.

Dickinson Wright PLLC

United States Securities and Exchange Commission

August 15, 2024

The Company believes that it has filed all required annual, semi-annual and current reports and post-qualification supplements or amendments, subject to the following:

●	The Company increased the interest rate payable on Worthy Property Bonds from 5% APY at qualification on October 31, 2022, to 5.5% APY effective April 1, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13. The foregoing increases in interest rates were disclosed by the Company on Form 1-U Current Reports. The SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement to the Company’s Form 1-A.

●	The Company filed a post-qualification amendment to Form 1-A more than 12 months from its qualification date which fails to comply with applicable federal securities law. As a result of the foregoing, the Company may be subject to fines, penalties, or other enforcement actions, including, but not limited to, a rescission offering for any securities sold during the period from when the post-qualification amendment was due, October 31, 2023, through the date the Company ceased selling securities under the Form 1-A on May 28, 2024, which totals $19,489,830 of securities issued, of which $14,306,000 remained outstanding as of July 30, 2024. The Company filed the required post-qualification amendment to Form 1-A on May 24, 2024, but the post-qualification amendment to Form 1-A has yet to be qualified as of August 15, 2024.

2. We note your response to prior comment 3. We also note your disclosure that you sold over $19 million in bonds since October 31, 2023 in your ongoing offering in reliance on the Regulation A exemption. Revise Item 6 to disclose the total number of securities, including securities issued under a qualified Regulation A offering, during the prior 12-month period.

Response:

In Amendment 3 the Company has revised Item 6 to disclose the total number of securities, including securities issued under a qualified Regulation A offering, during the prior 12-month period.

Dickinson Wright PLLC

United States Securities and Exchange Commission

August 15, 2024

Cover Page

3. Clarify that the bonds are not secured by any deposit or other insurance, and so investors may not be able to recover their interest earned, or their initial investment in Worthy Bonds if your business is not successful. Also, revise this section to discuss the possibility of “pauses” in redemptions if demand exceeds your available cash. Finally, indicate that affiliated bond issuers have, in the past, had to suspend bond redemptions, and the amount currently outstanding for those borrowers which cannot be redeemed.

Response:

In Amendment 3 the Company has revised the Cover Page to (i) clarify that the Worthy Property Bonds are not secured by any deposit or other insurance, and so investors may not be able to recover their interest earned, or their initial investment in Worthy Property Bonds if the Company’s business is not successful; (ii) discuss the possibility of “pauses” in redemptions if demand exceeds the Company’s available cash; and (iii) indicate that affiliated bond issuers have, in the past, had to suspend bond redemptions, and the amount currently outstanding for those borrowers which cannot be redeemed.

4. Revise the cover page to specifically disclose the rate that you will pay on your bonds. Distinguish between the main interest rate, and any temporary increase in interest rates that you have implemented.

Response:

In Amendment 3 the Company has revised the Cover Page to specifically disclose the rate that the Company will pay on the Worthy Property Bonds and to distinguish between the main interest rate, and any temporary increase in interest rates that the Company has implemented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 20

5. We note your response to prior comment 11 that your loans have a geographic concentration in the Southeast United States. Please specify where exactly this concentration is.

Response:

In Amendment 3 the Company has revised the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to specify that the Company’s loans have a geographic concentration in the State of Florida.

Our Business, Page 25

6. We note your response to prior comment 13. We note that you removed the risk factor titled “[y]our management team has limited experience in mortgage loan underwriting”. Please inform us, with a view towards revised disclosure, why this risk factor is no longer applicable to you.

Response:

The Company deleted the risk factor titled “[y]our management team has limited experience in mortgage loan underwriting” because as of the date of Amendment 3 the Company’s management team has issued 98 mortgage loans underwritten by Worthy Property Bonds, as well as other subsidiaries of Worthy Financial, Inc., totaling principal in the amount of $83,405,000. The Company has incorporated the foregoing disclosure in Amendment 3.

Dickinson Wright PLLC

United States Securities and Exchange Commission

August 15, 2024

Our Business Model, Page 27

7. We note your response to prior comment 16. Revise this section, or another appropriate section of the post-qualification amendment, to discuss the role of the Commitment Committee and disclose its membership. Also, disclose your existing policy to not grant loans to affiliates of the company.

Response:

In Amendment 3 the Company has revised the section “Our Business Model” to incorporate the following disclosure regarding the role of the Commitment Committee, its membership, and the Company’s existing policy to not grant loans to affiliates of the Company:

●	Worthy Property Bonds Commitment Committee consists of Alan Jacobs, Mitch Alrod and Jungkun Centofanti. The Committee meets in person or virtually to consider and act upon each loan opportunity.

●	All potential loans are introduced to Worthy Property Bonds by an independent licensed mortgage broker (“Originator”). The Originator provides Worthy Property Bonds with a thorough third-party appraisal of the property and conducts its internal mortgage review including criminal background checks, borrower’s organization documents (including Certificate of Good Standing, articles and operating agreements or bylaws), title search, tax returns and lien searches.

●	The Worthy Property Bonds Underwriting Department reviews the material submitted by the Originator, and requests any additional information or material deemed necessary or appropriate. When the Worthy Property Bonds underwriting process is completed, the Director of Portfolio Management submits his recommendation to the Commitment Committee along with the independent third-party appraisal and the Worthy Property Bond underwriting checklist confirming completion of all underwriting items. Unanimous approval of the Commitment Committee is required for the approval of any loan.

●	The Commitment Committee has an unwritten policy of not considering loans to affiliates of Worthy Property Bonds. The Originator has been advised of such policy and does not propose loans to Worthy Property Bonds that involve affiliates of Worthy Property Bonds.

Description of the Worthy Property Bond
Worthy Property Bonds, Page 36

Dickinson Wright PLLC

United States Securities and Exchange Commission

August 15, 2024

8. We note your response to prior comment 17. Please clarify whether there are any instances where the interest rate on notes that are currently outstanding, or which will be issued in the offering conducted using the new post-qualification amendment, would fall below 6% APY.

Response:

In Amendment 3 the Company has clarified in the section “Description of the Worthy Property Bonds - Worthy Property Bonds” that under no circumstances will the interest rate on Worthy Property Bonds that are currently outstanding, or which will be issued in the offering conducted using the new post-qualification amendment, would fall below 6% APY.

9. Revise this section, consistent with your changes to the cover page, to disclose the base rate of the notes, as well as the method you might employ to temporarily pay a higher rate of interest. We note your response to prior comment 1 where you committed to updating the offering statement by filing a supplement or a post-qualification amendment to announce an increase in the interest rate, or an extension of an existing temporary increase. Tell us, when you increase the interest rate, the point at which an interest rate increase over the existing base rate would require you to file a post-qualification amendment.

Response:

In Amendment 3 the Company has clarified in the section “Description of the Worthy Property Bonds - Worthy Property Bonds” the following:

●	The base interest rate of the Worthy Property Bonds is 6% APY.

●	That interest rate of the Worthy Property Bonds:

○	Was 5% APY at the initial qualification of the Worth Property Bonds Form 1-A on October 31, 2022,

○	Was increased to 5.5% APY effective April 1, 2023,

○	Was increased to 6% APY effective August 15, 2023,

○	Was increased to 7% APY effective November 13, 2023, and

○	Is scheduled to reduce to 6% APY on January 1, 2026.

●	Depending on market circumstances, the Company may, from time to time, temporarily or permanently increase the interest rate of Worthy Property Bonds, though the base interest rate will not be reduced below 6% APY.

●	All future changes to the interest rate of Worthy Property Bonds will be employed through the filing of a post qualification amendment or supplement, as appropriate, to the Worthy Property Bonds Form 1-A.

Dickinson Wright PLLC

United States Securities and Exchange Commission

August 15, 2024

10. Clarify if the total amount of Worthy Property Bonds is limited to $75 million, or if you are offering up to $75 million in the next 12 months.

Response:

In Amendment 3 the Company has clarified in the section “Description of the Worthy Property Bonds - Worthy Property Bonds” that the total amount of Worthy Property Bonds that may be issued in the Offering is $75,000,000, of which $66,566,640 of Worthy Property Bonds have already been sold by the Company as of July 31, 2024.

Very truly yours,

Clint J. Gage

CJG:sm
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